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Info Link	June 8, 2004
Your link to the latest company information

Class B Tender Offer Extension

Please read the attached news release issued this morning. We also have extended the hours that Wachovia will be on site in the lobby of the Journal Sentinel building at 4th and State on Tuesday, June 15th. Wachovia representatives will be on site at the Journal Sentinel building from 8 am to 6 pm on Friday, June 11th and Monday, June 14th and from 6 am to 6 pm on Tuesday, June 15th.

Employee-ownership has been an important part of Journal Communications’ culture and success since 1937. Whether and to what extent you participate in the ownership of Journal Communications shares is your independent decision. We do not provide either financial planning or tax advice, and encourage you to seek advice from professionals qualified to help you evaluate equity investments subject to risks. You should read the final prospectus, dated September 23, 2003, and the company’s periodic filings with the Securities and Exchange Commission since that date.

Data provided in reports about your share ownership account is based on the information in Wachovia’s records as of the date the report is prepared. For example, shares pledged and loan balance information is based on information your lender provides to Wachovia. Cost basis information is from our records, and provided to you as a courtesy. You are responsible for maintaining your own records for tax reporting and other purposes and should verify all information. We reserve the right to correct or update all information.

The information contained in Info Link may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance; actual results could differ materially. Financial information has not been audited (except as noted) and should be considered in the context of the company’s complete financial statements.